UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 16)*


                           Tikcro Technologies, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, NIS $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M8789G100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven N. Bronson
                             Catalyst Financial LLC
                              100 Mill Plain Road
                           Danbury, Connecticut 06811

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 15, 2009
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

-------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100            SCHEDULE 13D
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
 NUMBER OF        7    SOLE VOTING POWER

  SHARES               1,198,755
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER

 REPORTING             1,198,755
                  --------------------------------------------------------------
  PERSON          10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,198,755
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14.9%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

CUSIP No. M8789G100            SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has disclosed that as of December 31, 2007, the Issuer had 8,055,466 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

     (a) This Amendment No. 16 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which also maintains its office at 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.

Item 4. Purpose of Transaction.

     On January 28, 2009, the Issuer sent Mr. Bronson a letter indicating that the Board of Directors of the Issuer (the "Board") determined to deny the request contained in Mr. Bronson's letter, dated January 7, 2009, pursuant to
Section 63(b)(2) of the Companies Law, demanding that the Board schedule a special meeting of the shareholders to vote on a shareholder's proposal submitted by Mr. Bronson.

     On February 15, 2009, Mr. Bronson and his spouse sent a letter to the Board (the "Letter") that objected to the Board's perceived dilatory tactics in an attempt to prevent Mr. Bronson and his spouse from enforcing their rights to call a special meeting of shareholders. The Letter contained a new modified demand, on behalf of Mr. Bronson and his spouse, pursuant to Section 63(b)(2) of the Companies Law, that the Board schedule a special meeting of the shareholders to vote on the following two proposals:

PROPOSAL I:         To modify and amend the Company's Articles of Association to provide shareholders the following the powers conferred to the board of directors, without time limitations, as follows:

                          (a) the power to determine from time to time plans of action for the company , principles for funding them and the priorities between them, including, but not limited to the power to approve and adopt a business plan for the company and to give necessary instructions, in order to implement it.

                          (b) The power to resolve to effect a distribution of funds, assets or rights of any kind of the company, including as provided in sections 306 and 307


PROPOSAL II:        To approve and adopt a business plan for the Company,
                    whereby the Company takes all actions necessary to:

                          (a) Distribute $7.7 million of the approximate $7.9 million of the Company's cash and short term investments to the shareholders of the Company on a pro rata basis;

                          (b) Distribute the Company's BioCancell securities to the shareholders of the Company on a pro rata basis; and

                          (c) then following the distribution of the Company's assets to the shareholders, to maintain the Company as a publicly traded shell corporation, with approximately $200,000 in cash to pay the ongoing expenses associated with maintaining the Company's status a publicly traded corporation for the purpose of increasing shareholder value by consummating a sale of the Company or a merger or other business combination transaction with a viable business.


The above is only a summary of the contents of the Letter and readers are referred to the Letter for its full meaning and effect, a copy of the Letter is attached as an Exhibit to this Schedule 13D.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,198,755 shares of the Issuer's Ordinary Shares, representing approximately 14.9% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,099,083 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the CBP Plan.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2009

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit

Zvika Barak, Advocate & Solicitor*
Elad Man, Advocate & Solicitor*

Members of the Israel Bar & The Law           MAN-BARAK
Society of England and Wales            ADVOCATES& SOLICITORS

*LL.B., M.B.A.                      In association in England with
                                            McFADDENS LLP

                   Menachem Begin St. (Gibor Sport Building) Ramat Gan Israel
                            Tel: +972-3-6114485 Fax: +972-3-6114486
                            e-mail Barak: advbarak@zbarak-law.co.il
                                e-mail Man: elad@man-barak.com

The Chairman,
Board of Directors
Tikcro Technologies Ltd.
126 Yigal Allon Street
Tel Aviv 67443

                                                              February 15, 2009

BY REGISTERED MAIL & FAX: +972-3-694-8684

      Re: Steven and Kimberly Bronson's Amended Demand for a Meeting of the Shareholders of Tikcro Technologies, Ltd. (the "Company") Pursuant to Section 63(b)(2) of the Companies Law, 5759-1999



Dear Sir:

We submit that Advocate Adam M. Klein's letter, dated January 28, 2009, in response to our letter of January 13, 2009, could not have demonstrated in a more effective and express manner, the continuous unjust approach of the Company's Board of Directors (the "Board"), in dealing with the demands and requests made by our clients Steven and Kimberly Bronson in accordance with their legal rights under the regulations of the relevant laws and Israel's Companies Law in particular.

When examining the overall conduct of the Board on the matter, one should not be surprised by Adv. Klein's recent statements. It has been over three months since the Board received our first letter regarding our clients' demand pursuant to
Section 63(b)(2) of the Companies Law, requesting that the Board schedule a special meeting of the shareholders to vote on the shareholder proposal submitted by our clients. During all of that time, the Board has pursued a course of conduct designed to avoid material and serious discussion of the concerns and demands made by our clients. We submit that the Board deliberately chose to apply a "delay and dismiss" approach as a mode of operation, discriminating against our clients and undermining their essential rights.

It is clear from the content of previous responses to our letters that the Board clearly knew of our clients' holdings status, but chose to set technical difficulties and obstructions instead of exercising its formal powers in implementation of their legal demand. Moreover - the




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              Tel: +44 (0)20 7588 9080 Fax: +44 (0)20 7588 8988

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                           website: www.man-barak.com
recent position regarding the unsuitability of our clients proposal, could have been emphasized and demonstrated clearly in your previous letters, if such view should be considered to be taken and adopted in good faith and with due consideration under applicable law.

The demand, first presented in our letter from October 30, 2008, and repeated on our letters dated November 20, 2008, January 7, 2009 and January 13, 2009, was overlooked, regardless of the lack of discretion that the Board has on this kind of matter and despite the very clear instructions and provisions of the Companies Law.

Moreover, Adv. Klein's vague, general and dismissive short letter did not include any explanation or details regarding the nature of the discussions of the Board in respect to our clients' demand and proposal. It is clear that such discussion could not have been full, professional and conducted with due care, also due to the fact that prior to its decision, the Board did not even once address our clients' demand and/or ask for more details and rational regarding their proposal. By not doing that and by demonstrating a lack of required consideration, it seems that the Board and its members have once again breached their duty of care to the shareholders as well as their other responsibilities under the Companies Law.

It is the view of my clients that the Board is beholden to the obligations set forth in Sections 252 to 254 of the Companies Law.


Duty of care  252.  (a)    An office holder owes a duty of care to the company
                           as provided in sections 35 and 36 of the Civil Wrongs
                           Ordinance [New Version].

                    (b) The provisions of subsection (a) shall not preclude a duty of care being owed by an office holder to another person.




Precautions   253.  An office holder shall act with the standard of
and standard        proficiency with which a reasonable office holder, in
of                  the same position and in the same circumstances, would
proficiency         act; this shall include taking reasonable steps, in view
                    of the circumstances of the case, to obtain information regarding the business expedience of an act submitted for his approval or of an act done by him by virtue of his position, and to obtain all other pertinent information regarding such acts.

Fiduciary     254.  (a)    An office holder shall owe a fiduciary duty to
duty                       the company, shall act in good faith and for the
                           benefit of the company, including the following:

                           (1) he shall refrain from any act involving a
                               conflict of interest between the fulfillment of his role in the company and the fulfillment of any other role or his own personal affairs;

                           (2) he shall refrain from any act involving
                               competition with the business of the company;

                           (3) he shall refrain from taking advantage of a
                               business opportunity of the company with the aim of obtaining a benefit for himself or for any other person;

                           (4) he shall disclose all information to the company
                               and shall provide it with all documents relating to its interest that reach him by virtue of his position with the company.

                    (b) The provisions of subsection (a) shall not preclude a fiduciary duty being owed by an office holder to any other person.


Additionally, it could not be left without being mentioned that some of the members of the Board are also shareholders of the company, and can be considered to be major and controlling shareholders based on their current holdings of the Company's securities. Having said that, we refer to the duties and obligations set under Sections 192 and 193 of the Companies Law:


Shareholders' 192.  (a)    A shareholder shall act in exercising his rights
duties                     and in fulfilling his duties towards the company
                           and towards other shareholders with good faith and in a customary manner, and shall avoid exploiting his power in the company, inter alia, in voting at the general meeting or at class meetings, in the following matters:

                           (1) alteration of the articles of association;

                           (2) increase in the registered share capital;

                           (3) merger;

                           (4) approval of acts and transactions requiring the
                               approval of the general meeting pursuant to the provisions of sections 255 and 268 to 275;

                    (b) A shareholder shall avoid discriminating against other shareholders.

                    (c) The laws applying to breach of contract shall apply, mutatis mutandis, to breach of the provisions of subsections (a) and (b), and the provisions of section 191 shall also apply, mutatis mutandis, to breach of the provisions of subsection (b).

Duty of       193.  (a)    The duty to act fairly towards the company shall
interested                 apply to the following:
party and of
decisive                   (1) a holder of control in the company;
voting power
to act                     (2) a shareholder who knows that the manner in which
fairly he votes will be decisive in respect of a resolution of the general meeting or of a class meeting of the company;

                           (3) a shareholder who, pursuant to the provisions of
                               the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power vis-a-vis the company.

                    (b) Breach of the duty of fairness shall be treated as a breach of the fiduciary duty of an office holder, mutatis mutandis.


Our clients totally reject the legal presumptions included in Adv. Klein's letter, dated January 28, 2009. Decisions as stipulated in our clients' proposal clearly fall into the scope of power and consideration of a shareholders meeting, as they are not in course of ordinary business and strategy navigation of the Company's affairs.

The nature of such decisions is more similar to an overall re-organization of the company's assets and business. This is clearly not the case of an ordinary dividend and should not be viewed under the same legal prisms.

Not only that, but one should note that Section 50 (a) of the Companies Law states that "A company may prescribe provisions in its articles of association to the effect that the general meeting may assume powers conferred on another organ and that the powers granted to the general manager be transferred to the board of directors, for any particular matter or period of time"

Under such provision, it is clear that in order to avoid any doubt or different legal interpretations, the Company's articles of association can be modified by the shareholders at a meeting in order to allow it to assume the power of distribution and other required powers in order to adopt our clients' proposal as presented in our January 7, 2009 letter.

Though it is more than clear that the legal presumption presented in Adv. Klein's letter regarding the suitability of our clients' proposal to be considered by the special meeting is fundamentally erroneous, our clients would rather save time spent over futile philosophical and theoretical legal arguments, by presenting a new modified demand pursuant to Section 63(b)(2) of the Companies Law, that the Board schedule a special meeting of the shareholders to vote on the following two proposals:

PROPOSAL I:         To modify and amend the Company's Articles of Association to provide shareholders the following the powers conferred to the board of directors, without time limitations, as follows:

                          (a) the power to determine from time to time plans of action for the company , principles for funding them and the priorities between them, including, but not limited to the power to approve and adopt a business plan for the company and to give necessary instructions, in order to implement it.

                          (b) The power to resolve to effect a distribution of funds, assets or rights of any kind of the company, including as provided in sections 306 and 307


PROPOSAL II:        To approve and adopt a business plan for the Company,
                    whereby the Company takes all actions necessary to:

                          (a) Distribute $7.7 million of the approximate $7.9 million of the Company's cash and short term investments to the shareholders of the Company on a pro rata basis;

                          (b) Distribute the Company's BioCancell securities to the shareholders of the Company on a pro rata basis; and

                          (c) then following the distribution of the Company's assets to the shareholders, to maintain the Company as a publicly traded shell corporation, with approximately $200,000 in cash to pay the ongoing expenses associated with maintaining the Company's status a publicly traded corporation for the purpose of increasing shareholder value by consummating a sale of the Company or a merger or other business combination transaction with a viable business.


It is the view of our clients, in light of the main principal of Company's best interest and the different legal duties owed by the Board to the Company and its shareholders, that conducting two separate shareholder meetings in a short time, in order to discuss separately the proposals set forth above, would be an undesirable, cost inflicting, inefficient decision.

The provisions of section 21 (a) of the Companies Law holding that "The alteration of the articles of association, other than alterations under section 40, shall be valid from the date of passing the resolution in respect thereof by the company, or on such later date as may be fixed by the company by resolution."

In light of this instruction, there is no reason why the Company should call two sequential shareholders meeting, one for each Prosposal, and why a single meeting concerning all the two proposals in the suitable order, should not be sufficient enough.

Therefore, we suggest that it would be reasonable to announce two special shareholders meetings, in order to include the two phases of the proposal submitted by our clients and by that to comply with the relevant instruction of the Companies Law, while saving costs and efforts to the shareholders. As one may remember that was the approach demonstrated by our clients also in our last letter and before holding the annual shareholder meeting. Unfortunately, this approach was rejected by the Board without any reason and lacking good faith.

For conclusion of the saga we would like to refer the Board to another segment of the Companies Law, certainly known to you, as an additional reference while considering our clients' demand as presented above. These are the provisions of
Section 191 of the Companies Law:


Rights in     191.  (a)    Where the company's business is run in a way that
cases of                   constitutes discrimination against all or some of
discrimination             its shareholders, or in a way that gives rise to
                           a real apprehension that the company's business will be run in such a way, the court may, at the request of a shareholder, give such instructions at it sees fit to remove or prevent such discrimination, including instructions for running the company's business in the future, or instructions to the shareholders of the company under which either they or the company itself is to purchase its shares, subject to the provisions of section 301.

                    (b) Where the court rules as provided in subsection (a), appropriate alterations shall be made in the company's articles of association and in its resolutions, as the court may determine, and such alterations shall be considered to have been lawfully made by the company; a copy of the resolution shall be sent to the Companies Registrar, and if the company is a public company, to the Securities Authority.


As stated in our previous letters, our client will be happy to discuss the format of the requested special shareholders' meeting and the relevant proxy and statements of opinion to be distributed to the shareholders of the Company in connection with the requested special shareholders' meeting.

Please contact the undersigned if you have any questions concerning the above.

Yours faithfully,


ELAD MAN, Advocate




CC: Adam M. Klein, Advocate - Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street, Tel Aviv 64239, by registered mail and fax:+972-3-6089855